SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4881

Avon Personal Savings Account Plan

1345 Avenue of the Americas, New York, N.Y. 10105-0196

(Full title and address of the plan)

AVON PRODUCTS, INC.

1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

REQUIRED INFORMATION

(a)	Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)	Exhibits

23	Consent of J.H. Cohn LLP, Independent Registered Public Accounting Firm

Avon Personal Savings Account Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2009 and 2008

Avon Personal Savings Account Plan

Index

December 31, 2009 and 2008

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Board of Avon Products, Inc.

Fiduciary of Avon Personal Savings Account Plan and

Plan Participants of Avon Personal Savings Account Plan

We have audited the accompanying statements of net assets available for benefits of Avon Personal Savings Account Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in the net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the 2009 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Roseland, New Jersey
June 25, 2010

Avon Personal Savings Account Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

(in thousands of dollars)	2009	2008
Assets
Investments (Notes 3 and 4)
Avon Common Stock Fund	$164,958	$129,820
Northern Trust S&P 500 Index (common/collective trust)	44,478	35,478
JP Morgan Fleming Stable Value Fund (common/collective trust)	105,669	109,204
Mutual funds	211,319	154,265
Participant loans	8,701	9,589

Total investments at fair value	535,125	438,356
Employer receivable	40	—
Employee receivable	—	1

Net assets available for benefits at fair value	535,165	438,357
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,304	14,948

Net assets available for benefits	$542,469	$453,305

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

(in thousands of dollars)
Investment income
Net appreciation in fair value of investments (Note 4)	$93,263
Dividends	8,701
Interest	2,839
Other income	426

Total investment income	105,229

Contributions
Participant	24,631
Rollovers	3,515
Employer	12,168

Total contributions	40,314

Total	145,543

Benefits paid to participants	55,500
Administrative expenses	879

Total	56,379

Net increase in net assets available for benefits	89,164
Net assets available for benefits
Beginning of year	453,305

End of year	$542,469

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan

Notes to Financial Statements

Year Ended December 31, 2009

1. Summary of Plan

The following description of Avon Personal Savings Account Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for more complete information. Avon Products, Inc. (“Avon” or the “Company”) is the administrator of the Plan (the “Plan Administrator”).

General

The Plan is a defined contribution plan covering all full-time employees of the Company from their date of hire and all part-time employees once they have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated on December 21, 2007, effective as of January 1, 2008: (1) to strengthen Avon’s protections against retroactive reclassification of employees; (2) to conform certain language with required Internal Revenue Code (“Code”) Section 409A amendments made to the Avon Products, Inc. Deferred Compensation Plan; (3) to clarify how installments are paid from the Plan; (4) to broaden the authority of the Retirement Board to interpret the Plan; and (5) to make certain required amendments under the Pension Protection Act of 2006. The Plan was amended on October 2, 2008, effective as of January 1, 2009, to eliminate an automatic election from pre-tax to after-tax participant contributions after the Internal Revenue Code 402(g) limit had been attained in any calendar year. The Plan was amended on December 16, 2008, effective January 1, 2009, to limit total pre-tax catch-up contributions to no more than 50% of total compensation. The Plan was amended on November 11, 2009 retroactive to January 1, 2008 for required Code Section 415 requirements. The Plan was amended and restated on December 17, 2009, effective as of January 1, 2010: (1) to modify the Plan’s governance and administration structure; (2) to clarify that Avon as Plan sponsor requires that one of the investment funds be the Avon Common Stock Fund; and (3) to clarify that participants have full investment discretion to diversify their matching contribution accounts after the initial contribution is made in the form of Avon common stock.

Contributions

Participants may contribute into the Plan from one percent to 25 percent of qualified compensation as defined by the Plan. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof. Effective January 1, 2009, participants who will be age 50 during the plan year may contribute from one percent to 50 percent of qualified compensation as defined by the Plan.

Avon currently makes contributions at a rate of $1.00 for every $1.00 of participant contributions up to the first three percent of eligible compensation, and $.50 for each $1.00 contributed from four percent to six percent of eligible compensation. These matching contributions are initially invested in the Avon Common Stock Fund.

In accordance with the provisions of Section 415 of the Code, the annual additions (generally employer and participant contributions) to a participant’s account may not exceed the lesser of: (a) $49,000 in 2009 and $46,000 in 2008, or (b) 100 percent of a participant’s compensation. In addition, the amount a participant can contribute on a before-tax basis was limited to $16,500 in 2009 and $15,500 in 2008.

Eligible participants age 50 or over are allowed to make additional catch-up contributions, so long as they have met the annual contribution limit. In 2009, an additional of $5,500 could be contributed on a before-tax basis and $5,000 in 2008 once the annual limit was reached for a total before-tax contribution of $22,000 in 2009 and $20,500 in 2008.

Avon Personal Savings Account Plan

Notes to Financial Statements—(Continued)

Year Ended December 31, 2009

Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing or savings plan). These contributions are accepted subject to the consent of the Plan Administrator. Any such rollovers will become part of the participant’s account but will not be entitled to any employer matching contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and receives an allocation of: (a) the Company’s contribution; (b) Plan earnings; and (c) administrative expenses. Allocations of administrative expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100% vested in participant and Company matching contributions.

Investments

Each participant may direct the investment of all of their contributions into various investment options offered by the Plan.

Payment of Benefits

Upon termination of employment, participants receive their account balances as soon as practicable. Terminated participants who have an account balance in excess of $1,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 70 1/ 2. A ten percent tax is imposed by the Code, in addition to the regular income tax, on a participant for certain withdrawals, other than rollovers made before the Plan participant reaches 59 1/2 years of age.

Participant Loans

The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant must be a current employee and must not have another loan outstanding from their account. The maximum amount of any loan to an individual is the lesser of: (a) $50,000 reduced by the highest outstanding loan balance in the last 12 months or (b) one-half of the current value of the vested balance of the participant’s account in the Plan. The minimum loan amount is $1,000. Interest is charged at one percent above prime rate. Once determined, the interest rate is fixed for the duration of the loan.

Repayment periods generally range from one to five years, with a ten-year maximum repayment period for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant’s account. Repayment of the entire balance is permitted at any time.

2. New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”), which established the Codification as the authoritative source of nongovernmental accounting principles to be applied to the financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Effective January 1, 2009, the Plan adopted the fair value measurement provisions as required by the Fair Value Measurements and Disclosures Topic of the Codification, as it relates to the measurement of nonfinancial assets and liabilities on a non-recurring basis. The adoption of these provisions did not have an impact on the financial statements.

Avon Personal Savings Account Plan

Notes to Financial Statements—(Continued)

Year Ended December 31, 2009

In January 2010, the FASB issued a standard requiring additional disclosures for transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring fair value measurement disclosures for each class of assets and liabilities in addition to providing disclosures about the valuation techniques and inputs used to measure both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. In addition, these provisions will require the Plan to present separately information on all purchases, sales, issuances and settlements of financial instruments valued using significant unobservable inputs (Level 3) in the reconciliation for fair value measurements. The new disclosures and clarifications of existing disclosures are effective for the Plan in its fiscal year beginning January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward activity in Level 3 fair value measurements. Those disclosures are effective for the Plan in its fiscal year beginning January 1, 2011. The Plan has reviewed these provisions and does not expect them to have a material impact on the financial statements.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers a number of investment options including the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc. and a variety of pooled investment funds, some of which are registered investment companies. The Plan’s investment options provide exposure to U.S. equities, international equities, futures, fixed income securities, stable value investments and derivative contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable to expect that changes in the values of investment securities will occur and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc.

Valuation of Investments

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurement. Investments in mutual funds are valued at quoted market prices. The Avon Common Stock Fund is unitized and is valued at the net asset value as determined by the custodian on the last day of the Plan year. The majority of the Avon Common Stock Fund consists of common stock which is valued based on quoted market prices. Common/collective trusts are stated at fair value based on net asset value as determined by the investment manager on the last day of the Plan year. Participant loans are valued at cost, which does not differ materially from fair value. The net depreciation or appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2009.

Avon Personal Savings Account Plan

Notes to Financial Statements—(Continued)

Year Ended December 31, 2009

Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.

Investment Contracts

The Plan entered into benefit-responsive investment contracts, such as synthetic guarantee investment contracts (“wrapper”), through the Stable Value Fund (the “Fund”) with various third parties. The contract value, as reported to the Plan by various third parties, represents contributions made to the investment, plus earnings, less participant withdrawals and administrative expenses. The contracts permit up to 20% of the Fund to be redeemed in a given year for Plan sponsor initiated events. The wrapper issuers are contractually obligated to repay principal and a specified interest rate that is guaranteed by the Plan. There are no events known to the Plan Administrator which are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrapper contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances, including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager or failure by these same parties to meet material obligations under the contracts, or other similar type of events.

A synthetic guarantee investment contract provides for a fixed return on principal over a specified period of time, e.g. monthly crediting rate, through fully benefit-responsive wrapper contracts issued by third parties, which are backed by underlying assets owned by the Plan, principally the JPMorgan Intermediate Bond Fund. The wrapper value provided by third parties represents the amount by which the value of the investment contracts are greater than the value of the underlying assets.

The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter, but not less than zero.

The tables below represent investment contracts as of December 31, 2009 and 2008:

	As of December 31, 2009
(in thousands of dollars)	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
JPMorgan Intermediate Bond Fund		$104,491	$—	$104,491
JPMorgan Liquidity Fund		844	—	844
U.S. Treasury N/B		334	—	334
Wrapper — IXIS Capital Markets	A+	—	2,434	2,434
Wrapper — State Street Bank	AA	—	2,435	2,435
Wrapper — Monumental Life Insurance	AA	—	2,435	2,435

Totals		$105,669	$7,304	$112,973

Avon Personal Savings Account Plan

Notes to Financial Statements—(Continued)

Year Ended December 31, 2009

	As of December 31, 2008
(in thousands of dollars)	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
JPMorgan Intermediate Bond Fund		$99,335	$—	$99,335
JPMorgan Liquidity Fund		9,138	—	9,138
U.S. Treasury N/B		522	—	522
Wrapper — IXIS Capital Markets	A+	—	5,051	5,051
Wrapper — State Street Bank	AA	77	4,977	5,054
Wrapper — Monumental Life Insurance	AA	132	4,920	5,052

Totals		$109,204	$14,948	$124,152

The average yield based on actual earnings was 4.27 percent and 6.49 percent at December 31, 2009 and 2008, respectively. The average yield based on interest rate credited to participants was 2.06 percent and 2.98 percent at December 31, 2009 and 2008, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Costs

Administrative expenses, including Trustee fees, recordkeeping expenses and audit fees, are paid by the Plan. Certain other administrative fees are paid by Avon. Each fund bears its own applicable expenses for investment management fees.

Subsequent Events

Effective June 30, 2009, the Plan adopted the subsequent event provisions of the Codification. These provisions provide guidance on management’s assessment of subsequent events. The adoption of these provisions did not have an impact on the financial statements.

The Plan has evaluated subsequent events through June 25, 2010, the date the financial statements were available to be issued.

4. Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2009 and 2008:

(in thousands of dollars)	2009	2008
Avon Common Stock Fund	$164,958	$129,820
JPMorgan Fleming Stable Value Fund	112,973	124,152
Northern Trust S&P 500 Index	44,478	35,478
American Century Growth Fund	39,547	30,544
PIMCO Total Return Fund	41,791	30,546
Columbia Acorn International Fund	29,426

Avon Personal Savings Account Plan

Notes to Financial Statements—(Continued)

Year Ended December 31, 2009

During the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

(in thousands of dollars)	2009
Mutual funds	$42,393
Avon Common Stock Fund	41,301
Common/collective trusts	9,569

Net appreciation in fair value of investments	$93,263

Assets Measured at Fair Value

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3 - Unobservable inputs based on the Plan Administrator’s assumptions.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation methodologies described in Note 3 were used for assets measured at fair value.

The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2009 and 2008:

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock Fund	$—	$164,958	$—	$164,958
Northern Trust S&P 500 Index	—	44,478	—	44,478
JP Morgan Fleming Stable Value Fund	—	105,669	—	105,669
Mutual funds	211,319	—	—	211,319
Participant loans	—	—	8,701	8,701

Totals	$211,319	$315,105	$8,701	$535,125

Avon Personal Savings Account Plan

Notes to Financial Statements—(Continued)

Year Ended December 31, 2009

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock Fund	$—	$129,820	$—	$129,820
Northern Trust S&P 500 Index	—	35,478	—	35,478
JP Morgan Fleming Stable Value Fund	—	109,204	—	109,204
Mutual funds	154,265	—	—	154,265
Participant loans	—	—	9,589	9,589

Totals	$154,265	$274,502	$9,589	$438,356

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

(in thousands of dollars)	2009
Participant loans, beginning of year	$9,589
Net borrowings and principal repayments	(888)

Participant loans, end of year	$8,701

5. Nonparticipant-directed Investments

At December 31, 2009 and 2008, there were no net assets available for benefits relating to nonparticipant-directed investments. The following table presents information about the significant components of the changes in net asset available for benefits relating to the nonparticipant-directed investments for the year ended December 31, 2009:

(in thousands of dollars)	2009
Changes in net assets
Employer contributions	$12,168
Transfers to participant-directed investments	(12,168)

Total change	$—

6. Plan Termination

Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part (including reducing or eliminating the Avon matching contributions), at any time by action of the Board of Directors of Avon. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including all employer contributions.

The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon continued qualification of the Plan and any amendments under the Code, the continued deductibility under Section 404 of the Code of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

Avon Personal Savings Account Plan

Notes to Financial Statements—(Continued)

Year Ended December 31, 2009

7. Tax Status

The Plan obtained its latest determination letter on April 19, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter and applied for a new letter in January 2008. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed, and to the best of their knowledge, being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by JPMorgan Chase Bank, the trustee of the Plan as defined by the Plan and therefore those transactions qualify as party-in-interest transactions. The Plan invests in Avon.common stock which is exempt from the party-in-interest transaction prohibition of ERISA. Participant loans are also considered party-in-interest transactions.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets at December 31, 2009 and 2008 and the net increase in net assets available for benefits for the year ended December 31, 2009 per the financial statements to Form 5500:

(in thousands of dollars)	2009	2008
Net assets available for benefits at contract value per the financial statements	$542,469	$453,305
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,304)	(14,948)

Net assets per Form 5500	$535,165	$438,357

Net increase in net assets available for benefits per the financial statements	$89,164
Adjustment of investment contracts to fair value	7,644

Net gain per Form 5500	$96,808

Avon Personal Savings Account Plan Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2009	EIN 13-0544597 Plan# 003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
*	Avon Common Stock Fund	Common stock	**	$164,957,584

	American Century Growth Fund	Mutual funds	**	39,547,178
	Columbia Acorn International Fund	Mutual funds	**	29,426,445
	Fidelity Diversified International Fund	Mutual funds	**	25,745,111
	Neuberger & Berman Socially Responsive Trust	Mutual funds	**	5,588,562
	PIMCO Total Return Fund	Mutual funds	**	41,790,930
	T. Rowe Price Equity Income Fund	Mutual funds	**	13,259,065
	T. Rowe Price Mid-Cap Fund	Mutual funds	**	13,640,446
	Tweedy, Browne Global Value Fund	Mutual funds	**	7,132,392
	Vanguard Explorer Fund	Mutual funds	**	4,491,874
	Vanguard Small Cap Value Index Fund	Mutual funds	**	4,764,378
	Vanguard Target Retirement Income Fund	Mutual funds	**	2,864,741
	Vanguard Target Retirement Fund 2005	Mutual funds	**	220,511
	Vanguard Target Retirement Fund 2010	Mutual funds	**	3,873,421
	Vanguard Target Retirement Fund 2015	Mutual funds	**	3,843,471
	Vanguard Target Retirement Fund 2020	Mutual funds	**	6,071,109
	Vanguard Target Retirement Fund 2025	Mutual funds	**	1,459,035
	Vanguard Target Retirement Fund 2030	Mutual funds	**	3,631,803
	Vanguard Target Retirement Fund 2035	Mutual funds	**	771,681
	Vanguard Target Retirement Fund 2040	Mutual funds	**	2,566,737
	Vanguard Target Retirement Fund 2045	Mutual funds	**	398,434
	Vanguard Target Retirement Fund 2050	Mutual funds	**	231,514

	Total mutual funds			211,318,838

*	JPMorgan Intermediate Bond Fund	Common/collective trust	**	104,491,358
*	JPMorgan Liquidity Fund	Common/collective trust	**	844,100
*	U.S. Treasury N/B	U. S. Treasury N/B	**	333,681

	Total JPMorgan Fleming Stable Value Fund			105,669,139

	Northern Trust S&P 500 Index	Common/collective trust	**	44,477,729

*	Participant loans	Interest rates ranging from 4.25% to 10.5% with maturity dates from periods after December 31, 2009 to October 12, 2019	—	8,701,221

	Total			$535,124,511

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed funds.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer the Avon Personal Savings Account Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avon Personal Savings Account Plan
(Name of Plan)

Date: June 25, 2010	/S/ RICHARD J. VALONE
Richard J. Valone
Vice President & Treasurer